NO ACT

DC

PE 12-18-07

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**

DIVISION OF
CORPORATION FINANCE

08023771

Received SEC

JAN 2 5 2008

Washington, DC 20549

January 25, 2008

Jonathan M. Gottsegen
Director
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/25/2008

Re: The Home Depot, Inc.
Incoming letter dated December 18, 2007

Dear Mr. Gottsegen:

This is in response to your letters dated December 18, 2007 and January 22, 2008 concerning the shareholder proposal submitted to Home Depot by the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter from the proponents dated January 18, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

**PROCESSED**
**JAN 3 1 2008** E
**THOMSON**
**FINANCIAL**

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Charles Burger
Assistant General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

**THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339**



January 22, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of the New York City Teachers' Retirement System

Ladies and Gentlemen:

On December 18, 2007, The Home Depot, Inc. (the "Company") submitted a letter to the staff of the Division of Corporation Finance (the "Staff") requesting that the Staff confirm that no enforcement action will be recommended against the Company if the Company excludes a shareholder proposal from the Company's proxy materials for its 2008 Annual Meeting of Shareholders (the "No-Action Request"). The New York City Teachers' Retirement System (the "Proponent") submitted the proposal. The proposal requests that the Company's Board of Directors publish a report related to product safety.

On January 18, 2008, the Proponent submitted a letter to the Staff. In such letter, the Proponent responds to the No-Action Request and argues, among other things, that such request is not excludable under Rule 14a-8(i)(7) "because it concerns a matter that clearly transcends the Company's ordinary business operations." The purpose of this letter is to reiterate that product selection and safety is a day-to-day endeavor which, for the Company and almost any retailer, must be a matter of ordinary business. As noted in the No-Action Request, each of the Company's 2,000 plus stores carries in excess of 30,000 products. As a matter of daily ordinary business, the Company selects products for sale, based upon safety, demand, product effectiveness and reliability, value and a host of other factors. Teams of Company associates are devoted, and devoted every day, to matters of fundamental retailer execution which includes product selection, supply chain, sourcing and safety. In fact, production of a report would divert these associates from such daily responsibilities and will, in turn, result in fewer resources allocated to matters such as product safety. Unequivocally, for the Company and almost any retailer, product selection and safety is daily and ordinary. To transcend its ordinary business, product selection and safety must exceed or surpass that which the Company does as a matter of course. The Company cannot concur and, in fact, the Proponent's statement that this matter "clearly transcends" the Company's ordinary business reflects an unfamiliarity with conventional retail business practice.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed on this date to the Proponent.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen, Director
Corporate and Securities Practice Group

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

CHARLES BURGER
ASSISTANT GENERAL COUNSEL

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-4952
FACSIMILE: (212) 815-8551
CBURGER@COMPTROLLER.NYC.GOV

January 18, 2008



**BY EXPRESS MAIL**

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Home Depot, Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write this letter on behalf of the New York City Pension Funds (the "Funds") in response to the December 18, 2007 letter to the Securities and Exchange Commission's Division of Corporation Finance (the "Division") from Jonathan M. Gottsegen, Director of the Corporate and Securities Practice Group of Home Depot, Inc. ("Home Depot" or "Company"), which seeks assurance that the Staff (the "Staff") of the Division will not recommend any enforcement action as a result of the Company's excluding the Funds' shareholder proposal (the "Proposal") from the Company's 2008 proxy materials. I have reviewed the Proposal, as well as the Company's December 18, 2007 letter, and Rule 14a-8. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2008 proxy materials. In light of the recent flood of safety recalls due to the presence of lead and other hazards, the narrowly-crafted Proposal, which simply seeks a report on the Company's procedures for minimizing customers' exposure to such health and safety risks, relates to significant social policy issues that transcend "ordinary business." Accordingly, the Funds respectfully request that the Division deny the relief that the Company seeks.

## I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses set out concerns with respect to consumer product safety generally, and reducing consumers' exposure to health and safety hazards in goods sold by Home Depot, specifically.

The Resolved clause then states:

1) **Therefore, be it resolved,** that shareholders request that the Board publish a report on the company's policies on product safety, at a reasonable cost and omitting proprietary information, by December 2008. The report should summarize attempts by the company to secure its supply chain of goods marketed, which, if any, product lines and categories sold in Home Depot stores may be affected by the new product safety concerns described above, and the options for new initiatives or actions management is taking to respond to this public policy challenge, beyond those initiatives or actions already required by law.

## II. Discussion

### THE PROPOSAL CANNOT BE OMITTED UNDER RULE 14a-8

Home Depot seeks to omit the Proposal under Rule 14a-8(i)(7) (relates to ordinary business of the company) and 14a-8(i)(10) (proposal substantially implemented). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that these exclusions apply. For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief.

### A. The Proposal is not excludable under 14a-8(i)(7) because it concerns a matter that clearly transcends the Company's ordinary business operations, in a manner that avoids "micromanaging" the Company.

In the wake of the huge recent recalls to protect the public health, the Proposal requests that Home Depot's Board of Directors publish a report summarizing the Company's procedures for ensuring consumer safety. As stated in the Proposal, Home Depot's own track record shows 28 recalls since 2005 alone. Those same public health and safety risks at the core of the Proposal have been an ongoing source of great public concern and resulting governmental action. Accordingly, under the standards of *Staff Legal Bulletins 14A* and *14C* and subsequent no-action letters, the Proposal raises significant social policy issues, which transcend "ordinary business." *See, e.g., Beazer Homes USA, Inc.* (November 30, 2007)(where the company was not permitted to exclude a proposal requesting the board prepare a report evaluating the company's mortgage practices, including potential losses and liabilities, given the recent, dramatic change in circumstances in that industry). As such, the Proposal should not be omitted from the Company's proxy materials.

*1. The Proposal has been refined from the proposal in Family Dollar Stores, Inc. (November 6, 2007)(Staff letter permitting omission of product safety proposal) to make clear that it does not impact ordinary business. This Proposal merely requests that Home Depot disclose current and prospective product safety procedures.*

The Proposal has been refined since the Funds' submission in *Family Dollar* to make clear that it does not impact ordinary business. The Funds seek a simple report that focuses only on the Company's safety procedures. Unlike in *Family Dollar*, it does not focus on specific individual products by, for example, referencing "identifying toxic ingredients and hazardous components in stocked products." While the two proposals involve the same significant public policy issue – i.e., the response to the recall epidemic – the Proposal here cannot be said to encroach in any way on the Company's product selection or marketing. The Company retains sole control over product decisions, and the Proposal also does not request it to adopt any new procedures. In short, the current Proposal does not seek to micro-manage the Company in any respect.1

*2. Staff Legal Bulletins and no-action letters establish that Home Depot cannot exclude the Proposal, which seeks to protect the public from a significant health risk, from its 2008 proxy materials.*

The Division has explicitly rejected the notion that "ordinary business" can be used as a rationale to exclude under Rule 14a-8(i)(7) proposals that relate to matters of substantial public interest. The July 12, 2002 *Staff Legal Bulletin 14A*, citing Exchange Act Release No. 40018, advised that Staff would no longer issue no-action letters for the exclusion of shareholder proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . because the proposals would transcend the day-to-day business matters." *See also* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 (May 21, 1998). More recently, *Staff Legal Bulletin 14C* (June 28, 2005) made clear that proposals seeking reports concerning the effects of a company's actions on the environment or public health, as the Proposal to Home Depot explicitly does here, do not relate to "ordinary business."

1 The Proposal's more limited scope also distinguishes this case from *Wal-Mart Stores, Inc.* (March 24, 2006) and *Walgreen Co.* (October 12, 2006). To the extent the Staff's decisions in *Walgreen Co.* and *Wal-Mart Stores, Inc.* are at all germane to the Proposal in consideration here, the assumptions upon which they were based have been radically altered. What may have seemed like distant, minor or theoretical risks to the public health just a year ago have turned out to be serious threats today, and have given rise to vigorous public policy debates. The extraordinary recalls of lead-tainted toys and other products plainly establish that shareholders have a vital interest in being able to seek increased corporate disclosure about procedures for minimizing those health and safety risks.

That *Bulletin* stated, in relevant part, "To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." *Id.*

Indeed, subsequent to the clarifications set forth in *Staff Legal Bulletins 14A* and *14C*, the Staff has rejected companies' requests to use Rule 14a-8(i)(7) to exclude proposals requesting greater corporate disclosure regarding the effect of consumer products on public health, safety and the environment. *See General Electric Company* (January 31, 2007) (requesting that the board prepare a report on global warming resulting from its activities); *CVS Corporation* (March 3, 2006) (requesting that board publish a report on the feasibility of reformulating all of its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects); *Exxon Mobil Corporation* (March 12, 2007) (requesting that the company provide information at the pump regarding carbon dioxide emissions generated by the sale of gasoline); *PepsiCo., Inc.* (March 2, 2007) (requesting that the company adopt a policy to identify and label all food products manufactured or sold by the company that may contain genetically engineered ingredients).2

*3. Public attention by government officials, retail and manufacturing leaders and consumers to the recent extraordinary changes in consumer health and safety issues at the heart of the Proposal establishes that the Proposal concerns a significant social policy issue that transcends "ordinary business."*

It is incontrovertible that the unprecedented, and still ongoing, recalls of millions of toxic and hazardous goods by U.S. retailers, importers, and manufacturers has created an extraordinary environment. The flood of recalls, from toxic toys and lead-laden trinkets to contaminated pet food, counterfeit toothpaste, and defective tires, has raised concerns that companies lack the proper and necessary safeguards to protect consumers. The highest elected officers in the country have clearly expressed their own serious concerns, and have proposed measures to protect the public health. The active and vocal involvement by the President and Congress on this issue is further proof that the Proposal does not just concern "ordinary business." As in the analogous case of *Beazer Homes USA, Inc.* (November 30, 2007), such a dramatic change in public affairs strongly supports the inclusion, rather than the omission, of the Funds' Proposal.

Industry leaders themselves have entered the public debate, openly acknowledging retailers' and manufacturers' need for greatly heightened self-policing on product safety issues, to minimize risks to public health and safety. To that end, the Vice President of Global Supply Chain Policy of the Retail Industry Leaders Association (RILA), at the September 20, 2007 hearing before the House Commerce Subcommittee, advised that some RILA members have already started conducting "enhanced multistage testing through independent labs to confirm

2 The Staff's rulings on these issues also indicate that shareholder proposals requesting greater corporate disclosure regarding significant health, safety or environmental risks do not improperly seek to micro-manage the company.

compliance with all U.S. safety standards and regulations." (Full testimony available at: http://energycommerce.house.gov/cmte_mtgs/110-ctcp-hrg.092007.Thompson-testimony.pdf).

President Bush and the Executive Branch have identified consumer safety as a pre-eminent issue confronting consumers and decided it merits an extensive investigation and a bilateral agreement with China on imports and exports. As such, on July 18, 2007, the President issued *Executive Order* 13439 establishing the Interagency Working Group on Import Safety (the "Working Group") and authorizing the Group to conduct a comprehensive review of current import safety practices and determine where improvements can be made. The Working Group's Strategic Framework, released in September 2007, warns the companies involved in all levels of the supply chain that they must focus on developing integrated prevention, intervention and response procedures. The full text of the Working Group's Report to the President is available at www.importsafety.gov/report/report.pdf.

Illustrating the global significance of this issue, and the widespread concerns that have arisen, the United States and China negotiated a deal to help stem the tide of recalls. In a cooperative effort to ensure the safety of children's toys, the Consumer Product Safety Commission (CPSC) announced an agreement with its counterpart in the Chinese government. At a "Consumer Product Safety Summit" held in Washington, D.C. on September 11, 2007, the CPSC announced that China's General Administration of Quality Supervision, Inspection and Quarantine agreed, among other steps, to take immediate action to eliminate the use of lead paint on Chinese manufactured toys exported to the United States. Press release *available at:* www.cpsc.gov/cpscpub/prerel/prhtml07/07305.html.

In yet another demonstration of the intense concern over procedures for protecting the public health from such risks, several Congressional committees convened and listened to testimony on those issues from government and industry leaders and consumer advocates. But as with the Executive Branch, Congressional leaders have more concretely expressed their concerns by proposing remedial action. Bi-partisan concern over the same serious public policy issues identified in the Shareholder Proposal has resulted in multiple bills being proposed by members of both Houses. [3]

With the President and his Cabinet, and both Houses of Congress, having recognized that minimizing such risks is an issue of great national importance, that same issue is an entirely proper one to be embodied in the Funds' Proposal, and placed before Home Depot's shareholders for their consideration.

3 For example, on September 5, 2007, Rep. Mike Ferguson (R-NJ) introduced *H.R. 3477: To amend the Consumer Product Safety Act to require third-party verification of compliance of children's products with consumer product safety standards promulgated by the Consumer Product Safety Commission, and for other purposes* (full text available at thomas.loc.gov/cgi-bin/query/z?c110:H.R.3477).

## B. The Proposal Has Not Been Substantially Implemented

The Company argues that it has "substantially implemented" the Funds' Proposal – which seeks only a report summarizing the Company's health and safety procedures – because it hires quality assurance and product safety employees and has an active recall policy in place. *See* Company December 18 letter at p.5. The Company, however, does not claim to have issued any report, in any form, at any time. Given the undisputed fact that no report has ever been issued, the Company's substantial implementation argument must fail.

The Staff has rejected the argument that even a company initiative to create a future report constitutes the substantial implementation of a proposal requiring a report. Thus, in *Burlington Resources, Inc.* (Feb. 4, 2005), the company stated that it had mounted an initiative to prepare a Corporate Social Responsibility report. There, the Staff rejected the contention that a promised future report establishes substantial implementation of a proposal for a current report. Similarly, the Staff has rejected the analogous argument that a company's posting on its website of some incomplete information substantially implemented a proposal calling for a more robust sustainability report. *See Terex, Inc.* (posting a web page of very general aspirational content regarding corporate citizenship does not substantially implement a Proposal seeking an annual report); *See also Wendy's International, Inc.* (Feb. 8, 2005) (proposal for report on method of animal slaughter not substantially implemented by posting various statements and guidelines on company website); *Lowe's Companies, Inc.* (March 21, 2006)(proposal for an annual report on company's progress toward implementing wood policy not substantially implemented by a status report that omitted requested elements in the proposal). There is no substitute for an actual report on the subject a proposal specifies -- and Home Depot never claims to have prepared any report at all.

As the Funds' Proposal has not been substantially implemented, the Staff should reject the Company's request for relief on that ground.

## IV. Conclusion

The Fund's Proposal properly requests that Home Depot provide a report to shareholders about the Company's procedures to minimize a very significant public health hazard. The Proposal has been refined from the proposal in *Family Dollar* to ensure that it does not impact ordinary business or micromanage the Company. Moreover, the extraordinary public response to the recalls, and the measures undertaken by the federal government and private industry leaders to lessen that threat to the public health, underscore that this issue, which is the subject of the Fund's Proposal, is not one of "ordinary business". Accordingly, under the standards set forth in Rule 14a-8, and the guidance of *Staff Legal Bulletins 14A* and *14C*, the Company has failed to meet the burden of showing that the Fund's Proposal may be excluded under 14a-8(i)(7).

Similarly, the Company's assertions about hiring practices and compliance with law –

but without any claim that it has issued any report --cannot meet the burden of showing the Company has substantially implemented the Proposal.

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,

Charles Burger

Cc: Jonathan M. Gottsegen
Director, Corporate and Securities Practice Group
Home Depot, Inc.
2455 Paces Ferry Rd., C-20
Atlanta, GA 30339

**THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339**

RECEIVED
2007 DEC 19 PM 4:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 18, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of the New York City Teachers' Retirement System

Ladies and Gentlemen:

On behalf of The Home Depot, Inc. (the "Company"), the purpose of this letter is to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). The Office of the Comptroller of New York City, on behalf of the boards of trustees of the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Proponents"), submitted the proposal (the "Proposal"), which is attached as <u>Exhibit A</u>.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2008 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and <u>Exhibit A</u>. A copy of this letter, including <u>Exhibit A</u>, is being mailed on this date to The Office of the Comptroller, the Proponent's representative, in accordance with Rule 14a-8(j), informing him of the Company's intention to omit the Proposal from the 2008 Proxy Materials. The Company intends to commence distribution of its definitive 2008 Proxy Materials on or around April 11, 2008. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2008 Proxy Materials with the Securities and Exchange Commission.

The Proposal sets forth the following resolution:

"WHEREAS, recent reports of toxic and hazardous products imported into the US from overseas, including toothpaste, toys, tires, pet food, and other products, have led to increased concern among consumers, regulators, and law-makers about the safety of many products sold by US retailers, and,

WHEREAS, Home Depot annually markets millions of dollars worth of imported products at its over 2,100 stores in the US and Canada, and

WHEREAS, since 2005, there have twenty-eight recalls of potentially hazardous Home Depot retailed products, including gas grills, lawn tractors, children's lamps and other electronic appliances,

THEREFORE, BE IT RESOLVED, that shareholders request that the Board publish a report on the company's policies on product safety, at reasonable cost and omitting proprietary information, by December 2008. The report should summarize attempts by the company to secure its supply chain of goods marketed, which, if any, product lines and categories sold in Home Depot stores may be affected by the new product safety concerns described above, and the options for new initiatives or actions management is taking to respond to this public policy challenge, beyond those initiatives or actions already required by law.

We believe that by publishing the requested evaluation of company policies and practices relating to product safety, the Company can help promote public trust, minimize legal liability, product brand reputation, and safeguard and grow its market share. We urge you to vote your shares FOR this resolution."

We seek to omit the Proposal from the 2008 Proxy Materials on the following grounds:

***A. Rule 14a-8(i)(7) - Relates to the Company's ordinary business operations***

Under Rule 14a-8(i)(7), a proposal may be omitted from an issuer's proxy materials if "the proposal deals with a matter relating to the company's ordinary business operations." The policy underlying this exclusion is to confine the resolution of day-to-day business matters to management and the board of directors, since it is impracticable for shareholders to decide how to address such problems at an annual shareholders meeting, which is consistent with most state corporation laws. Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The Staff has said that there are two central considerations underlying this policy. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. A proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. Exchange Act Release No. 34-20091 (Aug. 16, 1983).

We believe that the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) as it involves a matter of ordinary business, that is, the selection of products sold by the Company in its stores and an assessment of the business practices involved in the selection of products. The Staff has recently considered similar shareholder proposals regarding the safety of products in Family Dollar Stores, Inc. (Nov. 6, 2007) (proposal that the board publish a report evaluating company policy and procedures for minimizing customers' exposure to toxic substances and hazardous components in its marketed products); Walgreen Co. (Oct. 13, 2006) (proposal that the board publish a report characterizing the extent to which the company's private label cosmetics and personal care product lines contain carcinogens, mutagens, reproductive toxicants and chemicals that affect the endocrine system and describing options for using safer alternatives); Applied Digital Solutions, Inc. (Apr. 25, 2006) (proposal that the independent directors of the company prepare a report on the harm the continued sale and use of RFID chips would have to the public's privacy, personal safety and financial security); and Wal-Mart Stores, Inc. (Mar. 24, 2006) (proposal requested a report to shareholders on the rate of use of public assistance benefits by Wal-Mart associates). In each of the foregoing matters, the Staff concurred with the companies' view that the proposal was excludable as it related to the companies' ordinary business operations.

We believe that the Company may properly exclude the Proposal because product selection is fundamental to management's ability to run the Company on a day-to-day basis, and the Proposal seeks to "micro-manage" the Company's retail business practices and product inventory. The 1998 Release states that proposals may be seen as seeking to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." The Company is a large retailer which sells a variety of products, sourced from many national and overseas suppliers. The Company has over 2,000 stores; each store carries over 30,000 products. The evaluation and decisions related to product-selection is multi-faceted and complex and is based on a range of factors that are outside the knowledge and expertise of shareholders. Such decisions fall within the Company's ordinary business operations and are fundamental to management's ability to control the Company's operations, and are not an appropriate matter for shareholder oversight. Giving shareholders this ability would constitute micro-management of the Company's business.

Furthermore, in Staff Legal Bulletin No. 14C (June 28, 2005), the Staff took the position that, to the extent a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or public health, there is a basis to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk. The Proposal requires the Company to summarize its efforts to secure its supply chain of goods marketed, and which, if any, product lines and categories sold in Home Depot stores may be affected by the new product safety concerns and the options for new initiatives or actions management is taking to respond. In addition, the Proponent's supporting statement specifically focuses on minimizing legal liability, product brand reputation, and safeguarding and growing the Company's market share. Therefore, the Company is being asked to engage in and report on an assessment of the potential legal, financial and business risks and liabilities related to its marketed products. Such areas are precisely within the Company's ordinary business operations; the Staff has previously indicated that such matters should be left to management and the board of directors.

We are aware of the social policy issue exception to the ordinary business exclusion and that proposals focusing sufficiently on significant social policy issues are generally not excludable. We also note that the Staff has not objected to excluding shareholder proposals when such proposals relate to a company's day-to-day business. See, e.g., Family Dollar Stores, Inc. (Nov. 6, 2007); Walgreen Co. (Oct. 13, 2006); Ford Motor Company (Mar. 2, 2004) (allowing exclusion of proposal recommending that the board publish annually a report regarding global warming which would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling, as relating to ordinary business operations); College Retirement Equities Fund (Sept. 7, 2000) (proposal requesting that the fund take steps to divest its holdings of a particular entity omitted as it relates to the ordinary business operations of an investment company). In each of the foregoing matters, the Staff did not object to excluding the proposal because the proposal related to day-to-day company activities, regardless of the fact that such day-to-day activities could be tied to larger social issues. The Proposal does not raise significant social policy concerns. We understand that the intent of the Proposal, if adopted, is to have the Board evaluate the business policies and practices related to product selection, notwithstanding that the Proposal refers to new product safety concerns. The underlying intent of the Proposal is further shown by the supporting statement which provides that a report can help "minimize legal liability, product brand reputation, and safeguard and grow its market share."

Finally, the Proposal may be excluded as ordinary business under Rule 14a-8(i)(7) because it relates to the Company's compliance with applicable law. The Staff has concurred with the exclusion of similar proposals as being part of a company's ordinary business operations. See, e.g., Johnson & Johnson (Feb. 24, 2006) (proposal recommends that the board establish a committee to develop, analyze and implement policies, procedures and programs to assure research integrity and detect, investigate and prevent research misconduct; investigate and maintain in confidence disclosures, complaints and claims of reprisal from any individual regarding research integrity; and recommend the findings and actions to the board); Humana Inc. (Feb. 25, 1998) (proposal requesting that the board of directors oversee an anti-fraud compliance committee); Hudson United Bancorp (Jan. 24, 2003) (proposal requesting that the board of directors appoint a committee to investigate possible corporate misconduct); General Electric Co. (Jan. 4, 2005) (proposal requesting a report detailing the company's broadcast television stations' activities to meet public interest obligations); and Allstate Corp. (Feb. 16, 1999) (proposal requesting an independent shareholder committee to investigate issues of illegal activity by the company). In each of the foregoing matters, the Staff concurred with the omission of the proposal on the basis that it related to the company's ordinary business operations, i.e., the conduct of a legal compliance program. Similarly, the Company's products are subject to extensive product safety regulation by regulatory agencies. Accordingly, the Proposal deals with the day-to-day business operations of the Company as it relates to legal and regulatory compliance.

For the foregoing reasons, the Proposal may be properly excluded from the 2008 Proxy Materials under Rules 14a-8(i)(7).

***B. Rule 14a-8(i)(10) - The Company has substantially implemented the Proposal***

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has consistently taken the position that where a company can demonstrate that its policies, practices and procedures compare favorably with a proposal, the proposal may be considered "substantially implemented" and may be excluded as moot. See, e.g., Nordstrom Inc.

(Feb. 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); and Texaco, Inc. (Mar. 28, 1991) (proposal that the company subscribe to the Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment). Also, where a company has satisfied the essential objectives of the proposal, the proposal has been "substantially implemented," even though the proposal was not implemented exactly as proposed. See, e.g., Masco Corp. (Mar. 29, 1999) and General Motors Corporation (Mar. 4, 1996).

We believe that the Company can exclude the Proposal on the basis that the Company has substantially implemented the Proposal. The Company has adopted clear policies and procedures for the identification, reporting and removal of potentially unsafe products. The Company employs approximately 100 full time employees who are dedicated to quality assurance and product safety and report to and are accountable to senior management. The Proposal focuses on the safety of imported products, and the Company already has comprehensive quality assurance and product safety policies and procedures in place to ensure that every product it directly imports complies with federal, industry and voluntary product safety standards. This program also extends to domestically sourced products that carry the Company's brand or to which the Company has a license. The Company and its third party service providers are involved with product design and design review, and conduct factory audits, pre-purchase testing, first article review (if the Company has been informed of a product modification or significant factory modification), pre-shipment inspection, and post-purchase testing. In addition, the Company has adopted a structured program to identify potential high risk in-store products and to submit such products to additional quality assurance and product safety testing as needed. The Company also benchmarks its quality assurance and product safety policies and procedures against best practice. As the essential objective of the Proposal, to deal with product safety of imported products, has been implemented, the Company has substantially implemented the Proposal.

Furthermore, the Company's policies and practice in the product recall area demonstrate the Company's commitment to product safety, compliance with legal product safety standards and requirements, and willingness to exceed those requirements. The Company actively identifies product safety concerns and often pre-empts product recalls. In fact, in most instances, prior to the issuance of a product recall notice by the Consumer Product Safety Commission, the Company has already withdrawn that product from sale. The Company has also often participated in voluntary product recalls, removing products from its stores in circumstances not required by law. For example, recently the Company voluntarily recalled a series of holiday figurines when it identified a high lead content issue. As the Company has an active and pre-emptory product recall policy and process in place to identify and manage potential safety issues, beyond those initiatives or actions already required by law, the Company has substantially implemented the Proposal.

For the foregoing reasons, the Proposal may be properly excluded from the 2008 Proxy Materials under Rules 14a-8(i)(10).

Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response he may choose to make to the Staff.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen, Director
Corporate and Securities Practice Group

**EXHIBIT A**

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 27, 2007

Mr. James C. Snyder, Jr.
Secretary
Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Dear Mr. Snyder:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Home Depot, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the Board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures
Home Depot - product safety 2008

**HOME DEPOT -PRODUCT SAFETY**

**(Submitted by Comptroller William C. Thompson, Jr., on behalf the board of trustees of the New York City Employees' Retirement System.)**

**WHEREAS, recent reports of toxic and hazardous products imported into the US from overseas, including toothpaste, toys, tires, pet food, and other products, have led to increased concern among consumers, regulators, and law-makers about the safety of many products sold by US retailers, and,**

**WHEREAS, Home Depot annually markets millions of dollars worth of imported products at its over 2,100 stores in the US and Canada, and**

**WHEREAS, since 2005, there have twenty-eight recalls of potentially hazardous Home Depot retailed products, including gas grills, lawn tractors, children's lamps and other electronic appliances,**

**THEREFORE, BE IT RESOLVED, that shareholders request that the Board publish a report on the company's policies on product safety, at reasonable cost and omitting proprietary information, by December 2008. The report should summarize attempts by the company to secure its supply chain of goods marketed, which, if any, product lines and categories sold in Home Depot stores may be affected by the new product safety concerns described above, and the options for new initiatives or actions management is taking to respond to this public policy challenge, beyond those initiatives or actions already required by law.**

**SUPPORTING STATEMENT**

**We believe that by publishing the requested evaluation of company policies and practices relating to product safety, the Company can help promote public trust, minimize legal liability, protect brand reputation, and safeguard and grow its market share. We urge you to vote your shares FOR this resolution.**

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Home Depot, Inc.
Incoming letter dated December 18, 2007

The proposal requests that the board publish a report on the company's policies on product safety that includes information specified in the proposal.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(7), as relating to Home Depot's ordinary business operations (i.e., sale of particular products). Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Home Depot relies.

Sincerely,

Craig Slivka
Attorney-Adviser

END